Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

September 22, 2023

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VI (the “Trust”)
File Nos. 333-182308; 811-22717

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 7, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust S&P 500 Diversified Dividend Aristocrats ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – General

Please supplementally confirm the figures in the expense example.

Response to Comment 2

The figures in the expense example have been revised as set forth on Exhibit A.

Comment 3 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

Under normal conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in the securities of the Index.

To avoid confusion, please consider changing the 80% figure to 90%, per the Item 9 disclosure.

Response to Comment 3

The disclosure has been revised to clarify that the Fund has a policy to invest 90% of its net assets in the securities comprising the Index.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index Provider reserves the right to make exceptions when applying the methodology if the need arises.

Please explain in an appropriate location in the prospectus when the Index Provider may make exceptions to the methodology.

Response to Comment 4

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

The Index Provider reserves the right to make exceptions when applying the methodology if the need arises to ensure that the Index continues to achieve its objective. (emphasis added)

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The stocks are then ranked by their dividend yields. Within each sector, the Index Provider selects the eligible stocks with the highest dividend yield until the number of stocks is equivalent to 20% of the sector count in the starting universe (the “sector target count”).

The methodology states that within each GICS sector, eligible stocks are ranked in descending order by indicated annual dividend yield. Please revise the disclosure to more accurately reflect the methodology.

The Staff also notes that the index methodology states that the Index selects a target of 100 constituents from the Index’s starting universe. Please add this to the strategy discussion.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Index seeks to select 100 securities that meet its eligibility criteria.

The Index’s starting universe consists of all the securities comprising the S&P 500® Index. From the starting universe, only those securities with stable or increasing total dividend per share amounts every year for at least 15 consecutive years are eligible for inclusion, subject to a relaxation rule. The remaining securities are then ranked in their respective GICS® sectors in descending order by indicated annualized dividend yield. The highest ranked securities, in descending order, are selected until the number of securities in each sector reaches the “sector target count,” which is equivalent to 20% of the number of securities comprising the sector in the S&P 500® Index.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The weight for each Index constituent is constrained between 0.25% and 4.00% at the time of rebalance.

Please explain in the disclosure how the weight of each security is determined at annual reconstitution and at rebalance.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

At each Index reconstitution and rebalance, the Index seeks to mirror the weights of each sector within the S&P 500® Index (each a “Target Sector Weight”), with constituents weighted by annualized dividend yield within each GICS® sector. The weight for each Index constituent is constrained between 0.25% and 4.00% at the time of rebalance.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If no additional eligible companies exist in a sector, the sector weight will deviate from its target weight.

If accurate, please add “and the weight difference is distributed proportionately among the other sectors” to the end of the disclosure.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

If no additional eligible companies exist in a sector, the sector weight will deviate from its Target Sector Weight and the weight difference is distributed proportionately among the other sectors. (emphasis added)

Comment 8 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index is reconstituted annually and rebalanced quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public. The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated.

Please disclose what adjustments are made at the quarterly rebalancing. Please also explain what the term “concentrated” means in the disclosure.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Fund will be concentrated (i.e., invest more than 25% of Fund assets) in an industry or a group of industries to the extent that the Index is so concentrated. (emphasis added)

Additionally, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

At each Index reconstitution and rebalance, the Index seeks to mirror the weights of each sector within the S&P 500® Index (each a “Target Sector Weight”), with constituents weighted by annualized dividend yield within each GICS® sector.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).

Please reconcile this disclosure with the disclosure set forth in the statement of additional information which states that the Fund is “diversified.”

Response to Comment 9

The Fund is diversified. Any language indicating that the Fund is non-diversified has been deleted.

Comment 10 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 10

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 11 – Annual Total Return

The Staff notes the following disclosure set forth in the section entitled “Annual Total Return”:

Therefore, the Fund’s performance and historical returns shown below are not necessarily indicative of the performance that the Fund, based on the Index, would have generated.

Please insert “reflect performance of the Fund based on the Nasdaq Riskalyze US Large Cap Select Dividend IndexTM” immediately following “shown below” in the disclosure.

Response to Comment 11

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

Therefore, any Fund performance and historical returns shown below that incorporate Fund performance prior to October 3, 2023 reflect performance of the Fund based on the Nasdaq Riskalyze US Large Cap Select Dividend IndexTM and are not necessarily indicative of the performance that the Fund, based on the S&P 500 Sector-Neutral Dividend Aristocrats Index, would have generated.

Comment 12 – Additional Information on the Fund’s Investment Objective and Strategies

Please provide the information required by Instruction 4 of Item 9(b)(1) of Form N-1A (i.e., any policy to concentrate in securities of issuers in a particular industry or group of industries).

If accurate, please also disclose that the Fund is classified as “non-diversified” under the Investment Company Act of 1940.

Response to Comment 12

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Additional Information on the Fund’s Investment Objective and Strategies”:

The Index is reconstituted annually and rebalanced quarterly, and the Fund will make corresponding changes to its portfolio shortly after the Index changes are made public. The Index’s quarterly rebalance schedule may cause the Fund to experience a higher rate of portfolio turnover. The Fund will be concentrated (i.e., invest more than 25% of Fund assets) in an industry or a group of industries to the extent that the Index is so concentrated.

Comment 13 – Fund Investments

The Staff notes the following disclosure set forth in the section entitled “Fund Investments—Principal Investments—Equity Securities”:

The Fund invests in equity securities, including common stocks.

If common stocks are the principal investment, please clarify this in the disclosure.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

The Fund invests in common stocks.

Comment 14 – Risks of Investing in the Fund

The Staff notes “Portfolio Turnover Risk” set forth in the section entitled “Risks of Investing in the Fund —Principal Risks.” Please add the first sentence of the risk to the principal investment strategy discussion or supplementally explain why it is not appropriate to do so.

To the extent that any portfolio repositioning due to the change in Index increases portfolio turnover, please add disclosure relating to the tax consequences to existing and new investors. Please also reflect this information in the Item 18 disclosure.

Response to Comment 14

The Fund effectuates creations and redemptions in-kind, rather than in cash, and will use this mechanism to effectuate the repositioning of its portfolio in connection with the change in the Index it seeks to track. Accordingly, portfolio turnover in connection with the Index change has been judged to be unlikely to cause material adverse tax consequences to existing and new investors. Additionally, in the unlikely event that the creation and redemption process does not prevent the Fund from incurring material capital gains tax liabilities in connection with its portfolio repositioning, the Fund has over $1 million in non-expiring capital loss carryforward to offset those capital gains.

Comment 15 – Risks of Investing in the Fund

The Staff notes the first sentence of “Cash Transactions Risk” set forth in the section entitled “Risks of Investing in the Fund —Non-Principal Risks.” The principal risk factors state that the Fund expects to effect a significant portion of creations and redemptions in cash. If that statement is accurate, please consider whether “Cash Transactions Risk” should be a principal risk factor.

Response to Comment 15

The Fund generally expects to effectuate creations and redemptions in-kind. Any conflicting disclosure has been deleted.

Comment 16 – Risks of Investing in the Fund

The Staff notes “Mid Capitalization Companies Risk” set forth in the section entitled “Risks of Investing in the Fund —Non-Principal Risks.” Please delete this risk factor or supplementally explain why it is applicable to the Fund.

Response to Comment 16

The referenced disclosure has been deleted.

Comment 17 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 17

The Registrant and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Registrant and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 18 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 18

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 19 – Statement of Additional Information

The Staff notes the following disclosure under “Suspension of Creations” set forth in the “Statement of Additional Information”:

Circumstances in which the Fund may suspend creations include, but are not limited to…

Please consider whether the disclosure should state “reject and suspend.”

Response to Comment 19

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 20 – Exhibits

The sub-licensing agreement is a material agreement of the Trust. Please file the sub-licensing agreement as an exhibit to the Registration Statement.

Response to Comment 20

The Registrant confirms that it will file the sub-licensing agreement as an exhibit to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. Investors may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Total Annual Fund Operating Expenses	0.50%

Example

The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$51	$160	$280	$628